Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-265627.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated June 17, 2022 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated June 17, 2022 to which it relates from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Lion Electric Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone (450) 432-5466, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To Short Form Base Shelf Prospectus Dated June 17, 2022

New Issue	June 17, 2022

THE LION ELECTRIC COMPANY

Up to US$125,000,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”) of The Lion Electric Company (the “Company”, “Lion”, “us”, “we” or “our”), together with the short form base shelf prospectus dated June 17, 2022 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of common shares of the Company (the “Offered Shares”) having an aggregate sale price of up to US$125,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold). See “Plan of Distribution”.

The common shares of the Company (the “Common Shares”) are listed on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “LEV”. On June 16, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing prices of the Common Shares on the NYSE and the TSX were US$4.44 and C$5.73, respectively. The Company has received conditional approval to list the Offered Shares on the TSX. Listing of the Offered Shares will be subject to the Company fulfilling all of the listing requirements of the NYSE and the TSX, respectively.

The Company has entered into an equity distribution agreement dated June 17, 2022 (the “Distribution Agreement”), with Barclays Capital Canada Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Roth Canada Inc., Laurentian Bank Securities Inc., Raymond James Ltd. and Scotia Capital Inc. (collectively, the “Canadian Agents”), and Barclays Capital Inc., National Bank of Canada Financial Inc., BMO Capital Markets Corp., Desjardins Securities International Inc., Roth Capital Partners, LLC, Laurentian Capital USA, Raymond James (USA) Ltd., and Scotia Capital (USA) Inc. (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”), pursuant to which the Company may issue and sell from time to time through the Agents, as agents, Offered Shares in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or the TSX, any “marketplace” (as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”)), any other existing trading market for the Offered Shares in the United States, by any other method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and/or any other method pursuant to applicable law or as otherwise agreed between the Agents and us. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of any distribution. The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, supplementing the base prospectus that forms a part of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”).

The Company will pay the Agents compensation for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of up to 2.0% of the gross sales price per Offered Share sold (the “Commission”). The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. See “Plan of Distribution” for a description of compensation payable to the Agents. The Company will use the net proceeds from the Offering as described in this Prospectus Supplement. See ‘‘Use of Proceeds’’.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws.

National Bank Financial Inc., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders under the Company’s revolving credit facility (the “Revolving Credit Facility”). Consequently, the Company may be considered a “connected issuer” of such Agents under applicable Canadian securities laws. See “Relationship Between the Company and Certain of the Agents”.

No Agent, and no person acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

All dollar amounts in this Prospectus Supplement are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

An investment in Common Shares involves significant risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See ‘‘Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The Company is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The Company prepares its annual financial statements and its interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion under the headings “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

NEITHER THE SEC, NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain legal matters relating to the Offering of the Offered Shares hereby will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. legal matters, and on behalf of the Agents by McCarthy Tetrault LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Business Corporations Act (Quebec) (the “QBCA”), that most of its directors and officers, and some of the experts named in this Prospectus Supplement, reside principally in Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws”.

Directors of the Company residing outside of Canada have appointed The Lion Electric Company, 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The Company’s registered office and head office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2.

Barclays	National Bank of Canada Financial Markets

BMO Capital Markets	Desjardins Capital Markets	Roth Capital Partners

Laurentian Capital USA	Raymond James	Scotiabank

PROSPECTUS SUPPLEMENT TABLE OF CONTENTS

BASE SHELF PROSPECTUS TABLE OF CONTENTS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which provides more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Neither the Company nor any of the Agents has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Company is not, and the Agents are not, making an offer in respect of the Offered Shares in any jurisdiction where such offer is not permitted by law.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the distribution of the Offered Shares by the Company. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone: (450) 432-5466, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed by the Company with the applicable securities commissions or similar authorities of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Shelf Prospectus:

(a)	the annual report on Form 20-F of the Company dated March 29, 2022 for the year ended December 31, 2021 (the “Annual Report”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto and the report of independent registered public accounting firm thereon;

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2021, 2020 and 2019 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021;

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2022 and 2021; and

(f)	the management information circular of the Company dated March 29, 2022 in connection with the annual meeting of shareholders of the Company held on May 6, 2022.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein for purposes of the Offering will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Shelf Prospectus, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus (other than confidential material change reports, if any) filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Shelf Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus only for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 20-F, Form 40-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the termination of the Offering, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part but, in the case of any report on Form 6-K, only if and to the extent expressly so provided in any such report. The Company’s current reports on Form 6-K and annual reports on Form 20-F are available on EDGAR at www.sec.gov.

Upon new consolidated annual financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada prior to the termination of the Offering, the previously filed annual consolidated financial statements and all interim financial statements, together with related management’s discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this Prospectus Supplement for the purposes of the Offering.

Upon a new annual information form or annual report on Form 20-F (which satisfies the Canadian requirements to file an annual information form) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada prior to the termination of the Offering, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus Supplement), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Company’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for the purposes the Offering.

Upon a new information circular prepared in connection with an annual meeting of the Company being filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada prior to the termination of the Offering, the previous information circular prepared in connection with an annual meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of the Offering.

Upon new interim financial statements and related management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada prior to the termination of the Offering, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for the purposes of the Offering.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and we disclaim any such incorporation by reference.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein that are not statements of historical fact, including statements about the Company’s beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may relate to the Company’s order book and the Company’s ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made, including that the Company will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that the Company will continue to operate its business in the normal course, that the Company will be able to implement its growth strategy, that the Company will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that the Company will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that the Company will be able to maintain its competitive position, that the Company will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that the Company will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that the Company will be able to secure additional funding through equity or debt financing on terms acceptable to the Company when required in the future. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those described in section 11.0 entitled “Key Factors Affecting Lion’s Performance” and section 23.0 entitled “Risk Factors” of the Annual MD&A and Item 3.D entitled “Risk Factors” of the Annual Report, and the other filings of the Company with the Canadian securities regulatory authorities and the SEC, all of which are available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on any forward-looking statement, which speaks only as of the date made. The forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein represents the Company’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. Except as required under applicable securities laws, the Company undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking statement, whether as a result of new information, future events or otherwise.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statement prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statement. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein should be considered carefully by prospective investors.

All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this Prospectus Supplement, the Shelf Prospectus and in other documents filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada and the SEC.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All amounts in this Prospectus Supplement are expressed in U.S. dollars, except where otherwise indicated. References to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Three months ended March 31,				Years ended December 31,
	2022		2021		2021		2020		2019
High	C$	1.29	C$	1.28	C$	1.29	C$	1.45	C$	1.36
Low	C$	1.25	C$	1.25	C$	1.20	C$	1.27	C$	1.30
Average for the Period(1)	C$	1.27	C$	1.27	C$	1.25	C$	1.34	C$	1.33
End of Period	C$	1.25	C$	1.26	C$	1.27	C$	1.27	C$	1.31

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On June 16, 2022, the daily rate of exchange was US$1.00 = C$1.29 as published by the Bank of Canada.

THE LION ELECTRIC COMPANY

The Company is a corporation existing under the Business Corporations Act (Quebec). The Company believes it is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. The Company gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 12 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. The Company’s vehicles and technology benefit from over 10 million miles driven by more than 600 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

The Company’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. The Company’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, the Company intends to continue the development and improvement of its existing vehicle products, battery systems, services and solutions.

The Company’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center. During fiscal 2021, the Company announced the construction of a U.S. manufacturing facility in Joliet, Illinois and the construction of a battery manufacturing plant and innovation center located at the YMX International Aerocity of Mirabel, Quebec.

The Company currently has approximately 1,100 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

The Company’s head and registered office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and its telephone number is (450) 432-5466. Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement, which are available under the Company’s profiles at www.sedar.com and on EDGAR at www.sec.gov.

RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified in section 23.0 entitled “Risk Factors” of the Annual MD&A incorporated by reference in this Prospectus Supplement and Item 3.D entitled “Risk Factors” of the Annual Report incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties, that the Company does not presently consider to be material or of the Company is not presently aware, also may become important factors that affect the business, results of operations or financial condition of the Company. See “Cautionary Note Regarding Forward-Looking Statements”.

The share price of the Common Shares may be volatile

The market price of the Common Shares could be subject to significant fluctuations. Some of the factors that may cause the market price of the Common Shares to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in the Company’s operating results or in the expectations of market analysts;

•	the impact of any public announcements made in regard to this Offering or other transactions;

•	short sales, hedging and other derivative transactions in the Common Shares;

•	publication of research reports or news stories about the Company, its competitors or its industry;

•	litigation or regulatory action against the Company;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	adverse market reaction to any indebtedness it may incur or securities it may issue in the future;

•

investors’ general perception of the Company and the public’s reaction to its press releases, other public announcements and filings with U.S. and Canadian securities regulators, including its financial statements;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of the Common Shares by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

•	the other risk factors described in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Company’s business, results of operations or financial condition and the trading price of the Common Shares may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of the Common Shares. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of the Common Shares regardless of the Company’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If the Company is involved in any similar litigation, it could incur substantial costs, its management’s attention and resources could be diverted and the Company’s business, results of operations and financial condition could be materially adversely affected.

No certainty regarding the net proceeds to the Company

There is no certainty that gross proceeds of US$125,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total Offering amount or nothing at all.

The Company’s management will have broad discretion in the uses of the net proceeds from the Offering

The Company cannot specify with certainty the particular uses of the net proceeds it will receive from the Offering. The Company’s management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. Accordingly, an investor in the Common Shares will have to rely upon the judgment of the Company’s management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. The Company’s management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and may spend a portion or all of the net proceeds from the Offering in ways that the Company’s shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company’s business results of operations or financial condition. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future sales (or the perception of future sales) of the Company’s securities by existing shareholders or by the Company could cause the market price of Common Shares to drop significantly, even if its business is doing well.

The Company may issue additional securities to finance future activities outside of the Offering. Sales of a substantial number of Common Shares in the public market by existing shareholders or by the Company could occur at any time. These sales, or the perception in the market that the holders of a large number of Common

Shares or securities convertible into Common Shares or that the Company intends to sell Common Shares or securities convertible into Common Shares, could reduce the market price of Common Shares.

The Company entered into a registration rights agreement dated May 6, 2021 (as amended, the “Registration Rights Agreement”) pursuant to which, subject to the terms and conditions contained therein, each of Power Energy Corporation, 9368-2672 Quebec Inc. (a corporation which the CEO—Founder of the Company has control over, directly and indirectly, a majority of the voting shares) and Amazon.com NV Investment Holdings LLC (the “Warrantholder”) were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of Common Shares held by them.

In addition, any exercise by the Warrantholder of its right to acquire Common Shares pursuant to the warrant to purchase Common Shares issued on July 1, 2020 (the “Specified Customer Warrant”) will dilute the ownership interests of the Company’s then-existing shareholders and reduce the Company’s earnings per share. In addition, any sales by the Warrantholder in the public market of any the Common Shares issuable upon the exercise of the Specified Customer Warrant could adversely affect prevailing market prices of the Common Shares.

Further, the Company cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Common Shares.

The Offered Shares will be sold in “at-the-market” offerings, and investors who buy Common Shares at different times will likely pay different prices.

Investors who purchase Offered Shares at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the prices they paid. Moreover, if the prevailing market price for the Common Shares declines, then the Corporation will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

Return on Common Shares is not guaranteed.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Company does not expect to declare any dividends in the foreseeable future.

The Company anticipates reinvesting earnings to finance the growth of its business, and does not anticipate declaring any cash dividends to holders of Common Shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share capital of the Company, on a consolidated basis, since the date of the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021, which are incorporated by reference in this Prospectus Supplement. As a result of the Offering, the shareholders’ equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Common Shares distributed under the Offering.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the Commission, the expenses of the distribution and any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales. The proceeds the Company receives from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. There is no minimum amount of funds that must be raised under the Offering.

The principal reasons for the sale of the Offered Shares under the Offering are to increase our cash balance and financial flexibility. We intend to use the net proceeds from the Offering to strengthen our financial position, and allow us to continue to pursue our growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Quebec. In addition to the net proceeds from the Offering, our projects in Joliet, Illinois and Mirabel, Quebec, are expected to be funded with our cash on hand and cash we generate from the sale of our products and services and, with respect to our Mirabel, Quebec, project, our existing financing agreements with the Canadian federal and Quebec provincial governments. See “The Lion Electric Company – Business of the Company” in the Shelf Prospectus.

As of May 31, 2022, the Company had cash on hand of approximately US$98 million. The Company also had access to additional funds through its revolving credit facility in the maximum principal amount of US$200 million and approximately C$100 million under financing agreements with the Canadian federal and Quebec provincial governments, all of which were undrawn as of such date. In addition, as of May 31, 2022, approximately US$10.5 million in loans on research and development tax credits and subsidies receivable was outstanding under the C$13.5 million loan agreement entered into between the Company and Finalta Capital Fund, L.P.

We incurred operating losses of US$17.3 million in the three-month period ended March 31, 2022, and of US$119.8 million and US$72.5 million in each of our fiscal years ended December 31, 2021 and 2020, respectively. Further, we had negative cash flows from operating activities of 34.5 million in the three-month period ended March 31, 2022, and of US$131.0 million and US$27.1 million in each of our fiscal years ended December 31, 2021 and 2020, respectively. These operating losses and negative cash flows are the result of the substantial investments we made to grow our business, and we expect to continue to make significant expenditures to expand our business in the future. As a result, we may continue to incur operating losses in the short term, as we continue to execute on our growth strategy. We may also continue to have negative cash flows from operating activities and therefore use a portion of the net proceeds from the Offering to fund such negative cash flows from operating activities in future periods.

Our management will have broad discretion with respect to the use of the net proceeds from the sale of the Offered Shares, as well as the timing of their expenditure. See ‘‘Risk Factors’’.

We may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents, as agents, pursuant to which the Company may issue and sell from time to time though the Agents Offered Shares having an aggregate sale price of up to US$125,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, supplementing the Registration Statement on Form F-10 filed with the SEC. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or the TSX, any “marketplace” (as such term is defined in NI 21-101), any other existing trading market for the Offered Shares in the United States, by any other method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the U.S. Securities Act and/or any other method pursuant to applicable law or as otherwise agreed between the Agents and us. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States or otherwise, or if any Offered Shares will be sold at all.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. The Canadian Agents will only sell Offered Shares on Canadian marketplaces. The U.S. Agents will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Shares in Canada or sell the Offered Shares on any Canadian marketplace.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares that the Company proposes to sell pursuant to any placement notice delivered by the Company to the applicable Agent or Agents. If the Company sells the Offered Shares to one or more of the Agents as principal, the Company will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and each Agent with respect to itself has the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2.0% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the price of the Offered Shares sold on such day, (iii) the gross proceeds, (iv) the commission payable by the Company to the Agents with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, commissions paid or payable and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for any fiscal quarters in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds net of the Commission to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Agents may agree.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay certain reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. No Agent, and no person acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Company may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents. While it is not the Company’s current intention, a portion of such indebtedness may be reduced or repayed with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship Between the Company and Certain of the Agents”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$1,000,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) July 16, 2024, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

This summary of certain provisions of the Distribution Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Distribution Agreement is filed under the Company’s profile on SEDAR and furnished as an exhibit to a Current Report on Form 6-K under the U.S. Exchange Act.

The Company has received conditional approval to list the Offered Shares on the TSX. Listing of the Offered Shares will be subject to the Company fulfilling of all of the listing requirements of the NYSE and the TSX, respectively.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN OF THE AGENTS

National Bank Financial Inc., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders under the Company’s Revolving Credit Facility. As a result, the Company may be considered a “connected issuer” to these Agents for purposes of Canadian securities laws. The Company is not in default of its obligations to the lenders under the Revolving Credit Facility and the lenders have not waived any breach of the applicable agreement since it was entered into. The Company currently has no amounts drawn on the Revolving Credit Facility. The determination of the terms and conditions of the Offering were made through negotiations among the Agents and the Company without the involvement of the lenders, although the lenders have been advised of the Offering. The Agents will derive no benefit from the Offering other than their fees described under “Plan of Distribution”.

Certain of the Agents or their affiliates have in the past provided, and may in the future provide, various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they have received or may in the future receive customary fees. To the extent required by Regulation M under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

TRADING PRICE AND VOLUME

The following table sets forth the respective high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the preceding 12-month period.

	TSX					NYSE
	High $		Low $		Volume	High $		Low $		Volume
2021
June	C$	28.39	C$	21.08	9,734,133	US$	23.45	US$	17.28	36,606,650
July	C$	24.42	C$	17.97	5,854,219	US$	19.90	US$	14.08	16,155,499
August	C$	19.99	C$	14.31	8,742,120	US$	15.97	US$	11.29	18,553,911
September	C$	17.34	C$	13.80	9,719,037	US$	13.65	US$	10.90	30,003,413
October	C$	18.10	C$	13.17	11,413,369	US$	14.67	US$	10.48	23,219,509
November	C$	18.30	C$	13.63	18,652,703	US$	14.77	US$	10.65	26,648,118
December	C$	14.73	C$	11.30	21,084,619	US$	11.61	US$	8.82	24,403,398
2022
January	C$	12.95	C$	9.14	16,032,805	US$	10.18	US$	7.20	18,710,035
February	C$	11.57	C$	8.74	12,007,398	US$	9.09	US$	6.77	13,824,635
March	C$	11.53	C$	9.00	13,626,461	US$	9.21	US$	7.04	17,647,050
April	C$	10.82	C$	7.76	12,323,304	US$	8.65	US$	6.04	10,946,976
May	C$	8.29	C$	6.16	14,622,920	US$	6.51	US$	4.73	14,624,411
June (1 to 16)	C$	7.39	C$	5.63	7,844,737	US$	5.86	US$	4.36	7,792,924

PRIOR SALES

During the 12-month period prior to the date of this Prospectus Supplement, the Company has issued Common Shares, or securities convertible into Common Shares, as follows.

Date of Issuance	Type of Security	Number of Securities	Issuance / Exercise Price per Security
June 28, 2021	Option to purchase Common Shares(1)	253,865	C$23.02 US$18.69
August 17, 2021	Common Shares (exercise of options)(2)	900,000	C$0.93
August 24, 2021	Option to purchase Common Shares(1)	26,389	C$15.45
November 2, 2021	Common Shares (exercise of warrants)(3)	100	US$11.50
November 17, 2021	Common Shares (exercise of options)(2)	485,000	C$0.93
November 19, 2021	Common Shares (exercise of warrants)(3)	10	US$11.50
December 2, 2021	Common Shares (exercise of options)(2)	50,000	C$0.93
December 10, 2021	Option to purchase Common Shares(1)	14,600	C$13.29
May 13, 2022	Option to purchase Common Shares(1)	493,614	C$6.92 US$5.31
May 20, 2022	Option to purchase Common Shares(1)	65,083	C$7.05
June 7, 2022	Common Shares (exercise of warrants)(3)	100	US$11.50

(1)	Grant of options to purchase Common Shares under the Company’s omnibus incentive plan (the “Omnibus Plan”) adopted effective May 6, 2021.
(2)

Exercise of options to purchase Common Shares under the Omnibus Plan or the Company’s legacy equity-based incentive plan adopted in November 2017, as amended and restated in December 2019 and May 2021.

(3)	Exercise of warrants to purchase Common Share which were issued on May 6, 2021 to former shareholders of Northern Genesis Acquisition Corp.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Company’s Common Shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital dated August 16, 1984 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Common Shares. In particular, this summary is directed only to U.S. Holders that hold Common Shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the Company’s stock by vote or value, persons holding Common Shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Common Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Common Shares.

U.S. Holders should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of the Common Shares, including the relevance to their particular situations of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Tax Residence of the Company for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is organized under the laws of the Province of Quebec (Canada), would be treated as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. organized entity might, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and guidance regarding their application is unclear and incomplete.

Under Section 7874 of the Code, an entity that is treated as a corporation for U.S. federal income tax purposes and organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation (and tax residence) relative to the expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”), and (iii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the “Ownership Test”).

Additionally, the Company and its shareholders may be exposed to other adverse tax consequences (including the denial of the preferential rate that applies to “qualified dividends” discussed under “Taxation of Dividends”, below) if it is determined that conditions described (i) and (ii) of the preceding paragraph are met and the Ownership Test applicable to the Company as a result of the Business Combination is less than 80% but at least 60% (the “60% Inversion Rules”).

On May 6, 2021, pursuant to a business combination agreement and plan of reorganization, a wholly-owned subsidiary of the Company merged with and into Northern Genesis Acquisition Corp. (“NGA”), a Delaware corporation, with NGA surviving the merger as a wholly-owned subsidiary of the Company and the shareholders and warrant holders of NGA receiving shares and warrants in the Company in exchange for their shares and warrants, as applicable, in NGA (collectively, the “Business Combination”). Please see the Annual Report for a more complete description of the Business Combination. As a result, the determination of whether the Company will be treated as a U.S. corporation for U.S. federal income tax purposes depends on whether the Company satisfies the Ownership Test and, if it does, whether it satisfies the Substantial Business Activities Exception. Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations promulgated thereunder, and certain factual assumptions, the Company currently believes that former holders of NGA common stock held less than 60% (by both vote and value) of the Company Common Shares by reason of holding NGA common stock as determined for purposes of Section 7874 of the Code. In addition, the Company believes it might satisfy the Substantial Business Activities Exception. Accordingly, the Company does not believe it is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules, and the Company intends to take this position on its tax returns. The rules for determining ownership under Section 7874 of the Code are complex, unclear, and the subject of ongoing regulatory change. Thus, the Company’s intended reporting positions described herein are not free from doubt.

The Company has not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) as to such tax treatment. The Company has not and will not obtain an opinion regarding its treatment as a U.S. corporation under Section 7874 of the Code or the application of the 60% Inversion Rules to it, and there can be no assurance that such an opinion could be obtained or, if obtained, would be provided at the desired level of certainty in the future. Moreover, regardless of whether the Company could obtain such an opinion, there can be no assurance that tax advisors or the IRS would not take a contrary position to those described above or that such a contrary position would not be sustained by a court.

If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for the Company and its shareholders. For example, the Company would be subject to U.S. federal income tax on its worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes. Moreover, the gross amount of any dividend payments to the Company’s non-U.S. Holders could be subject to 30% U.S. withholding tax (depending on the application of any income tax treaty that might apply to reduce the withholding tax).

Consistent with the Company’s intended reporting position, the remainder of this discussion assumes that the Company is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and is not subject to the 60% Inversion Rules. However, the Company is not representing that (i) it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or (ii) it will not be subject to the 60% Inversion Rules.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to Common Shares (including any amount withheld in respect of Canadian taxes) that is paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

For a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the Common Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Dividends paid on the Common Shares will be treated as qualified dividend income if:

•

the Common Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	the Company was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The Common Shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and the Company believes it is eligible for the benefits of the Treaty. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 taxable year. In addition, based on the Company’s financial statements and the Company’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, it does not anticipate becoming a PFIC for its 2022 taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Canadian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Canadian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the Canadian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Canadian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Canadian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Canadian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions of Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the Common Shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Common Shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the Common Shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Canadian tax imposed on the sale or other disposition of the Common Shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Canadian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Common Shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares and any Canadian tax imposed on such sale or disposition.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to non-U.S. companies that are considered to be passive foreign investment companies (“PFICs”). The Company will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of its gross income for the taxable year is passive income; or

•	the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

Based on the Company’s financial statements and the Company’s expectations about the nature and amount of its income, assets and activities and the market value of its equity, the Company does not believe that it was a PFIC in 2021, and it does not expect to become a PFIC in 2022 or the reasonably foreseeable future. However, the PFIC tests must be applied each year, and it is possible that the Company may become a PFIC in a future year. In the event that, contrary to the Company’s expectations, it is classified as a PFIC in any taxable year in which a U.S. Holder held Common Shares, such U.S. Holders generally would be subject to adverse tax consequences, including additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of the Common Shares regardless of whether the Company continued to be a PFIC in any subsequent year, unless such U.S. Holders mark their Common Shares to market for tax purposes on an annual basis. U.S. Holders are encouraged to consult with their tax advisor as to the Company’s status as a PFIC and the tax consequences to them of such status.

Foreign Financial Asset Reporting.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Common Shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, and McCarthy Tetrault LLP, Canadian counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Company or the Agents and acquires and holds the Offered Shares as capital property (a “Holder”). Generally the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a “functional currency” (as defined in the Tax Act, which excludes Canadian currency); (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, or “synthetic disposition arrangement” as defined in the Tax Act; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; (vii) that is a partnership; or (viii) that is exempt from tax under Part I of the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm’s length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act (and the regulations thereunder (the “Regulations”)) in force as of the date prior to the date hereof, the Canada-U.S. Tax Convention, and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action and there can be no assurance that the Tax Act or the Regulations will not be amended or CRA’s administrative policies and assessing practices changed in a manner that could materially adversely affect the Canadian federal income tax considerations described herein. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including, without limitation, dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using “relevant spot rate” (as defined in the Tax Act) for the day on which such amount arose or such other rate as is acceptable to the CRA.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. Such tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisers regarding their particular circumstances.

Disposition of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share, a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, or a “substantive CCPC”, as defined in the Tax Proposals, may be liable for an additional tax on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisers regarding their particular circumstances.

Capital gains realized by an individual (other than certain trusts) may give rise to alternative minimum tax.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Offered Shares are or deemed to be taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company files certain reports with, and furnishes other information to, the SEC and securities regulatory authorities in Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the SEC and securities regulatory authorities in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports, statements and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities of Canada, which requirements are different from those of the United States. These filings are electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement.

The Company has filed with the SEC a registration statement on Form F-10 (File No. 333-265627) under the U.S. Securities Act, with respect to the Common Shares offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by rules and regulations of the SEC. For further information with respect to the Company and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the documents filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Shelf Prospectus under “Documents Incorporated by Reference”, the form of Distribution Agreement described in this Prospectus Supplement, the consents of auditors and legal counsel and the form of indenture relating to debt securities that may be issued under the accompanying Shelf Prospectus have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part. A copy of the form of any warrant indenture, subscription receipt agreement, share purchase contract or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. legal matters, and on behalf of the Agents by McCarthy Tetrault LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of McCarthy Tetrault LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, located at 600 De La Gauchetiere Street West, Suite 2000, Montreal, Quebec, H3B 4L8. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Quebec) and of the U.S. Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company, at its principal office in Montreal, Quebec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the QBCA, that most of its directors and officers, and some of the experts named in this Prospectus Supplement, reside principally in Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or relating to or concerning an offering of securities under this Prospectus Supplement.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Lion Electric Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone: (450) 432-5466 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	June 17, 2022

THE LION ELECTRIC COMPANY

US$350,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

Units

The Lion Electric Company (the “Company”, “Lion”, “us”, “we” or “our”) may offer, issue and sell, as applicable, from time to time common shares (“Common Shares”), preferred shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”) to acquire any of the other securities that are described in this Prospectus, and units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of US$350,000,000 (or its equivalent in Canadian dollars or any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

All dollar amounts in this Prospectus are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.

Our Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. This prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”). In connection with any underwritten offering of Securities other than an “at-the-market distribution”, unless otherwise specified in the relevant Prospectus Supplement the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

Our Common Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “LEV”. On June 16, 2022, the last trading day prior to the date of this Prospectus, the closing prices of the Common Shares on the NYSE and the TSX were US$4.44 and C$5.73, respectively. In addition, warrants to purchase Common Shares (the “Lion Public Warrants”) are listed on the NYSE under the symbol “LEV WS” and the TSX under the symbol “LEV.WT”. On June 16, 2022, the last trading day prior to the date of this Prospectus, the closing prices of the Lion Public Warrants on the NYSE and the TSX were US$0.97 and C$1.30, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares and the Lion Public Warrants will not be listed on any securities exchange. There is currently no market through which such Securities other than Common Shares and Lion Public Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE ‘‘SEC’’) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The Company prepares its annual financial statements and its interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Business Corporations Act (Quebec) (the “QBCA”), that most of its directors and officers, and some of the experts named in this Prospectus, reside principally in Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws”.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Directors of the Company residing outside of Canada have appointed The Lion Electric Company, 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

Our head and registered office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and our telephone number is (450) 432-5466.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone: (450) 432-5466, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed by the Company with the applicable securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual report on Form 20-F of the Company dated March 29, 2022 for the year ended December 31, 2021 (the “Annual Report”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto and the report of independent registered public accounting firm thereon (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2021, 2020 and 2019 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021;

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2022 and 2021 (the “Interim MD&A”); and

(f)	the management information circular of the Company dated March 29, 2022 in connection with the annual meeting of shareholders of the Company held on May 6, 2022.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms (or annual report on Form 20-F, which satisfies the Canadian requirements to file an annual information form), material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon new annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, the previously filed annual consolidated financial statements and all interim consolidated financial statements, together with related management’s discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new annual information form or annual report on Form 20-F (which satisfies the Canadian requirements to file an annual information form) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Company’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new information circular prepared in connection with an annual meeting of the Company being filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, the previous information circular prepared in connection with an annual meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Upon new interim financial statements and related management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

In addition, certain “marketing materials” (as that term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” (as that term is defined in NI 41-101) of “marketing materials” pertaining to a distribution of Securities and filed by the Company after the date of the applicable Prospectus Supplement(s) for the distribution of such Securities and before termination of the distribution of such Securities, will be deemed to be incorporated by reference into such Prospectus Supplement(s) for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this Prospectus and the documents incorporated by reference herein that are not statements of historical fact, including statements about the Company’s beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements included in this Prospectus and the documents incorporated by reference herein may relate to the Company’s order book and the Company’s ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made, including that the Company will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that the Company will continue to operate its business in the normal course, that the Company will be able to implement its growth strategy, that the Company will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that the Company will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that the Company will be able to maintain its competitive position, that the Company will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that the Company will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that the Company will be able to secure additional funding through equity or debt financing on terms acceptable to the Company when required in the future. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those described in section 11.0 entitled “Key Factors Affecting Lion’s Performance” and section 23.0 entitled “Risk Factors” of the Annual MD&A, Item 3.D entitled “Risk Factors” of the Annual Report, and our other filings with the Canadian securities regulatory authorities and the SEC, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as well as those contained in any Prospectus Supplement.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on any forward-looking statement, which speaks only as of the date made. The forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein represent our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. Except as required under applicable securities laws, the Company undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking statement, whether as a result of new information, future events or otherwise.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein should be considered carefully by prospective investors.

All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this Prospectus and the documents incorporated by reference herein and in other documents filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada and the SEC.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

The Company is a company incorporated under and governed by the QBCA. Most of the Company’s directors and officers, and some of the experts named in this Prospectus, reside principally in Canada, and the majority of the Company’s assets and all or a substantial portion of the assets of these persons are located outside the United States. The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

TRADEMARKS AND TRADE NAMES

This Prospectus and the documents incorporated by reference herein include certain trademarks and trade names, such as “Lion”, “LionBeat”, and “LionEnergy,” which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus and in the documents incorporated by reference herein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in this Prospectus or the documents incorporated by reference herein are the property of their respective owners.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this Prospectus, references to “C$” are to Canadian dollars and to “US$” are to U.S. dollars. On June 16, 2022, the Bank of Canada rate of exchange was C$1.00 = US$0.77 or US$1.00 = C$1.29.

Our annual financial statements and our interim financial statements are reported in U.S. dollars, and are prepared in accordance with IFRS.

WHERE YOU CAN FIND MORE INFORMATION

The Company files certain reports with, and furnishes other information to, the SEC and securities regulatory authorities in Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the SEC and securities regulatory authorities in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports, statements and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. These filings are electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus.

The Company has filed with the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the United States Securities Exchange Act of 1934 (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and the

Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov.

THE LION ELECTRIC COMPANY

Business of the Company

General

The Company is a corporation existing under the QBCA. The Company believes it is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. The Company gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 12 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. The Company’s vehicles and technology benefit from over 10 million miles driven by more than 600 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

The Company’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. The Company’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022: the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, the Company intends to continue the development and improvement of its existing vehicle products, battery systems, services and solutions.

The Company currently has approximately 1,100 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

The Company’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq.-ft and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center.

The Company’s head and registered office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and its telephone number is (450) 432-5466. Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus, which are available under our profiles at www.sedar.com and on EDGAR at www.sec.gov.

Joliet Facility

During fiscal 2021, the Company announced the construction of a new leased 900,000 sq.-ft. U.S. manufacturing facility in Joliet, Illinois (the “Joliet Facility”). The Company has taken possession of the Joliet Facility, and vehicle production is expected to begin in the second half of 2022. The Joliet Facility will be the Company’s biggest footprint in the United States and should enable the Company to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles.

Colliers International was retained as construction project manager and Merkur as advisor to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. The Company is in the process of hiring the necessary workforce and has commenced training of production employees, which is expected to be substantially advanced near the end of 2022. The building and tenant improvements are expected to be substantially completed near the end of 2022. The Company is in the process of receiving and installing equipment for bus production lines. The first production stations for the bus assembly lines are in place, and workers have initiated the manufacturing of a first Lion C unit, mainly for training purposes at this stage. The first type C school buses are currently being manufactured for working stations set-up and employees training purposes. School bus production stations installations are expected to be substantially completed near the end of 2022, and the delivery of equipment relating to the truck production lines is also expected to begin near the end of 2022.

As a result of increases in cost of materials and labor caused mainly by the combined effect of inflation and shortages in supply of materials and labor, as well as changes in the design and scope made by the Company, the estimated total investment by the Company for the Joliet Facility was increased to approximately US$150 million, including approximately US$115 million expected to be disbursed in 2022, as disclosed earlier during the year in the Annual MD&A. In addition, the Company’s contractual lease obligations related to the facility represent approximately US$72 million over a 15-year period. As of March 31, 2022, expenditures incurred by the Company towards the project totaled approximately US$27 million, mostly related to tenant improvements and production equipment, and separate from building related investments made by the landlord. In addition, as of March 31, 2022, approximately US$37 million were engaged towards tenant improvement work and the purchase and installation of critical production and other equipment over the coming quarters. The cost estimates for the project have been refined by management based on approved construction budgets with third party contractors, signed equipment purchase agreements, quotes obtained from suppliers and costs incurred to date, which elements were not all available or definitive at the time initial estimates were formulated, and remain subject to change in certain instances. The Company expects capital deployments towards the project to increase significantly in the coming quarters as it continues with tenant improvement work and the installation of critical production and other equipment.

Lion Campus

Construction of the battery manufacturing plant and innovation center located in Mirabel, Quebec (the “Lion Campus”), began during the fourth quarter of 2021 and is continuing as planned. JR Automation, a Hitachi Group Company, was retained for battery manufacturing automation and equipment selection, and Pomerleau was retained as project manager and general contractor for the construction of the Lion Campus. In addition, the Company is partnering with Ricardo, an engineering firm, for the development of custom battery modules. The battery manufacturing plant will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual production capacity at full scale of 5 gigawatt hours, enough to electrify approximately 14,000 of the Company’s medium and heavy-duty zero-emission trucks and buses.

The steel structure for the battery plant building is now completed while the construction of the steel structure for the innovation center building has begun and its foundations are substantially advanced. The construction of the battery manufacturing facility is expected to be completed in 2022 and the construction of the innovation center is expected to be completed in 2023. The Company continues to advance the development of both its proprietary modules and battery packs and the assembly line for commercial production of batteries. During the first quarter of fiscal 2022, the prototype module line was installed at JR Automation’s facility in Troy, Michigan, and the first pack prototype was produced and is undergoing testing. In parallel, the Company is working on conception tests for the commercial production line, which will first be installed and commissioned at JR Automation’s facility, and ultimately transferred to the Mirabel battery plant site.

As a result of increases in cost of materials and labor caused mainly by the combined effect of inflation and shortages in supply of materials and labor, as well as changes in the design and scope made by the Company (including the addition of a climate and dynamometer room and test center in the innovation center), the estimated total investment by the Company for the Lion Campus was increased to approximately US$180 million (C$225 million), including approximately US$100 million expected to be disbursed in 2022, as disclosed earlier during the year in the Annual MD&A. As of March 31, 2022, expenditures incurred by the Company towards the project totaled approximately US$22 million. In addition, approximately US$64 million is currently engaged towards construction and the purchase of critical equipment over the coming quarters. The cost estimates for the project have been refined by management based on approved construction budgets with third party contractors, signed equipment purchase agreements, quotes obtained from suppliers and costs incurred to date, which elements were not all available or definitive at the time initial estimates were formulated, and remain subject to change in certain instances. The Company expects capital deployments towards the project to increase significantly in the coming quarters as it continues with tenant improvement work and the installation of critical production and other equipment.

In connection with the construction of the Lion Campus, the Company has entered into agreements with each of the Canadian federal and Quebec governments (through the Strategic Investment Fund (the “SIF”) and Investissement Quebec, respectively) providing the Company with financing for up to approximately C$100 million (amounting to approximately C$50 million each), of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. In both cases, funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF and Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. In both cases, the Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF and Investissement Quebec for reimbursement of a pre-determined percentage of eligible qualified expenditures up to the amount of their respective commitments. Contemplated capital expenditures are expected to allow receipt of such commitments in full. Disbursements by the SIF and Investissement Quebec are in each case conditional upon, among other things, the Company’s compliance with certain affirmative and negative covenants as set out in the applicable agreement, including covenants relating to Company’s creation and maintenance of workforce, operations and R&D activities.

Global Supply Chain Challenges

Global supply chain challenges continue to be exacerbated by labor shortages and other global events such as the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. Therefore, the Company has from time-to-time experienced shortages of raw materials and components, and labor which, in turn, resulted in production slowdowns. These slowdowns have impacted the Company’s ability to deliver finished units to clients, in turn negatively impacting profitability and decreasing cash flows from operations.

To date, no contract penalties have been incurred by the Company as a result of such global supply chain challenges. In certain cases, supply chain challenges have contributed to delays in the rollout of certain products, which have resulted in the loss of a given subsidy or incentive for a client, or have forced a client to reallocate annual spending, which in turn may have contributed to the cancellation of certain orders. In other cases, such challenges have required the Company to collaborate with its clients to agree on updated delivery periods or otherwise enter into new purchase orders.

In order to mitigate the impact of global supply chain challenges, the Company has secured, and continues to focus on management of, inventory for critical components such as batteries and motors. Recently, the main supply chain challenges encountered by the Company mostly relate to various shortages of non-critical components, which are necessary to deliver finished units to customers, in addition to extended lead times for delivery of several parts and raw materials. In other cases, the Company’s suppliers are affected by raw material sourcing challenges and production slowdowns caused by labor shortages. In order to resolve these issues, the Company has and continues to accelerate its multi-sourcing strategy and increase supplier redundancy for specific parts. Over the past 12 months, the Company has increased the number of suppliers from which it is sourcing raw materials and components by more than 15%. The Company has also increased reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring the situation and expects to continue implementing measures that will contribute to mitigate these issues.

See section 11.0 entitled “Key Factors Affecting Lion’s Performance” of the Company’s Interim MD&A, section 23.0 entitled “Risk Factors” of the Company’s Annual MD&A, and Item 3.D entitled “Risk Factors” of the Annual Report.

Order Book

As disclosed in the Interim MD&A, as of May 3, 2022, the Company’s vehicle order book stood at 2,422 all-electric medium- and heavy-duty vehicles, consisting of 286 trucks and 2,136 buses, representing a combined total order value of approximately US$600 million, as calculated per management’s methodology further described below. Additionally, Lion’s division that assists clients with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 241 charging stations, representing a combined total order value of approximately US$3.0 million, as of May 3, 2022, as calculated per management’s methodology further described below. Since the disclosure of the Company’s vehicle and charging stations order book as of May 3, 2022 in the Interim MD&A, there have been no material changes to the Company’s order book.

Order Book Methodology

General Principle

The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of May 3, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025.

Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods

The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of May 3, 2022 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2025. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. See “Ongoing Evaluation; Risk Factors” below.

Pricing

When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric

The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors

A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and in section 23.0 entitled “Risk Factors” of the Company’s Annual MD&A, and in Item 3.D entitled “Risk Factors” of the Annual Report. For instance, a customer may default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the orders included in the order book are subject to conditions relating to the granting of governmental subsidies and incentives or the timing of deliveries and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy, under the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (ZETF), and under California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). The termination, modification, delay or suspension of any such governmental subsidies and incentives could result in delayed deliveries or the cancellation of all or any portion of such orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021. As of May 3, 2022, the Company’s vehicle order book stood at 2,422 vehicles. The execution of the Company’s growth strategy and the conversion of its order book will therefore require significant ramp-up in its production. While the Company’s Saint-Jerome facility currently has an annual production capacity of 2,500 vehicles at full scale and it is in the process of establishing its operations at the Joliet Facility and the Lion Campus, the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of May 3, 2022, approximately 270 units included in the order book, representing a combined total order value of approximately US$115 million, related to products which had been developed and were being sold, but that were not in commercial production. Any failure by the Company to successfully develop and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

SELLING SECURITYHOLDERS

Selling securityholders to be named in an applicable Prospectus Supplement may, from time to time, offer and sell some or all of the Securities held by them pursuant to this Prospectus and the applicable Prospectus Supplement. Such selling securityholders may sell Securities held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable Prospectus Supplement.

Any Prospectus Supplement that we file in connection with an offering of Securities by selling securityholders will include the following information: the names of the selling securityholders; the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder; the number or amount of Securities of the class being distributed for the account of each selling securityholder; the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions contained in our amended and restated articles of incorporation (the “Articles”) and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws.

Authorized Share Capital

Our authorized share capital consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of Preferred Shares, issuable in series.

Common Shares

Voting Rights

Holders of Common Shares are entitled to one vote for each share held at any meeting of the shareholders of the Company, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to provisions of the QBCA or the specific attributes of such class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares as to dividends, the holders of Common Shares are entitled to receive dividends as and when declared by our Board of Directors (the “Board”) out of the funds that are available for the payment of dividends.

Liquidation

Subject to the prior payment to the holders of Preferred Shares, in the event of the Company’s voluntary or involuntary liquidation, dissolution or winding-up or other distribution of the Company’s property and assets among its shareholders for the purposes of winding up the Company’s affairs, the holders of Common Shares are entitled to share pro rata in the distribution of the balance of the Company’s remaining property and assets.

Rights and Preferences

The holders of Common Shares have no preemptive, conversion rights or other subscription rights attaching to the Common Shares. There are no redemption or sinking fund provisions applicable to Common Shares. There is no provision in the Articles requiring the holders of Common Shares to contribute additional capital or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of Common Shares are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Shares that the Company’s Board may designate in the future.

Preferred Shares

Pursuant to our Articles, the Company’s Board is authorized to issue, without shareholder approval, an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the QBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as the Company’s Board may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the Common Shares. Except as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holder of Preferred Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture or of any instalment receipt and pledge agreement (see below) in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture or of any instalment receipt and pledge agreement, as applicable. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture or instalment receipt or pledge agreement, as applicable. Prospective purchasers should refer to the Prospectus Supplement and the Indenture or instalment receipt or pledge agreement, as applicable, relating to the specific Debt Securities being offered for the complete terms of the Debt Securities. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	the price or prices at which the Debt Securities will be issued;

•	any limit on the aggregate principal amount of the Debt Securities;

•

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants and events of default applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable, as applicable;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether or not the Debt Securities will be guaranteed by some or all of the subsidiaries of the Company, and the terms of any such guarantees;

•	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange; and

•	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt or pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

The Company may issue Warrants, separately or together, with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Warrants and the Securities to be issued upon exchange of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Debt Securities, Warrants or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities into which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•

the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•

material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends (other than dividend equivalent payments, if any, or as otherwise set forth in any applicable Prospectus Supplement) or the right to vote such underlying securities.

DESCRIPTION OF UNITS

The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Debt Securities, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization since March 31, 2022.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.

In connection with any offering of Securities other than an “at-the-market distribution”, as defined in NI 44-102, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows, and your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see the section 11.0 entitled “Key Factors Affecting Lion’s Performance” and section 23.0 entitled “Risk Factors” of the Annual MD&A and Item 3.D entitled “Risk Factors” of the Annual Report, and our other filings with the Canadian securities regulatory authorities and the SEC, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

EXEMPTIONS UNDER SECURITIES LAWS

The Company has applied for an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the Securities offered by any Prospectus Supplement, is in a contractual relationship with the Company to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, make any offers or sales to persons in a province or territory of Canada. All sales of Securities pursuant to any Prospectus Supplement to persons in a province or territory of Canada would solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of Securities will be made (the “Canadian Dealers”); and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102. The granting of the exemption will be evidenced by issuance of a receipt in respect of the Prospectus.

No application for exemptive relief was sought in any other jurisdiction of Canada as, in the Company’s view, there would be no “distribution” of Securities in those other jurisdictions (within the meaning ascribed to such term under applicable securities laws in such other jurisdictions) in connection with a foreign offering.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters will be passed upon on our behalf by Stikeman Elliott LLP as to matters relating to Canadian law and by Cleary Gottlieb Steen & Hamilton LLP as to matters relating to U.S. law.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The independent auditors of the Company are Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, located at 600 de la Gauchetiere Street West, Suite 2000, Montreal, Quebec, H3B 4L8. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Quebec) and of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for our Common Shares in Canada is TSX Trust Company, at its principal office in Montreal, Quebec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York. The warrant agent for the Lion Public Warrants is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Company’s directors and officers, as applicable; (iii) the consent of Raymond Chabot Grant Thornton LLP; and (iv) the form of indenture relating to the Debt Securities. A copy of the form of any warrant indenture, subscription receipt agreement, share purchase contract or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.